December 6, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (925) 842-2846

Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road,
San Ramon, California
94583-2324

Re: Chevron Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2007
File No. 001-00368

Dear Ms. Beebe:

        We have reviewed your response letter dated November 2, 2007 and have the following comments. Please respond to our comments by December 20, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 16
The Management and Compensation Committee, page 16

Competitors, page 16

  1.   We note your response to prior comment 3 and reissue the comment. It is still
        unclear why you choose one group over another group to benchmark an element
        of compensation. Under "Competitors," you discuss how you use the
        comparable groups in connection with the compensation of "executives" or
        "senior executives."   However, it is unclear to whom the references "executives"

or "senior executives" refer. Likewise, under "Based Pay," it is not clear to what the reference "non-oil company" relates. Based on your response, it appears that the reference relates to the 25 major capital-intensive international companies. Please carefully review your disclosure and revise to enhance the clarity of your disclosure.

Key Elements of Compensation, page 17
Allocation Among Components, page 18

2.   We note your response to prior comment 4 and reissue the comment. It is unclear why you believe that the percentage by which a named executive officer's compensation deviates from the competitive median does not represent material information that is necessary to the understanding of the registrant's compensation policies and decisions. For example, your disclosure indicates that you endeavor to maintain your base pay "within the appropriate range" of the benchmark and that you will adjust salary ranges to maintain them competitive with the competitor group. It therefore appears that any deviations from the range would be material to the understanding of your base pay determinations. We note similar disclosure with respect to the other elements of compensation.

3.   We note your response to prior comments 5 and 6 and reissue the comments. We refer you to Executive Compensation and Related Person Disclosure, Release 33-8732A, which provides that "the new Compensation Discussion and Analysis calls for a discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the tables." Your response suggests that because you are not required to discuss the deliberations of your committee, you are not required to provide analysis addressing the factors considered by your committee in making compensation determinations. This is an inaccurate reading of the release and inconsistent with the principles-based approach that drives our compensation disclosure requirements. You should provide sufficient disclosure that would help the reader of your disclosure understand the compensation decisions for the fiscal year.

Base Pay, page 18

4.   We note your response to prior comment 7 and reissue the comment. As noted in your response, in discussing your compensation determinations, you are not only required to identify and discuss any material different policies but also any material different decisions regarding the individual executive officers. Accordingly, please discuss the reasons for awarding the named executive officers compensation packages that differ in value and composition.

Short-Term Incentive Plan, page 19

5.   We note your response to prior comments 8 and 9 and reissue the comment. Your disclosure in this section is very confusing because it lacks context. Please provide disclosure in terms of the short-term incentive awards made in 2006. Discuss how you applied the formula for calculating short-term awards to awards made to the named executive officers. Specify the corporate, reporting unit/strategic business unit financial and strategic objectives and the individual objectives that were established and the amount of MIP fund that was allocated for 2006. To the extent practicable, avoid or define in context defined terms, such as "percent of the par."

Grant of Plan-Based Award, page 26

6.   We note your response to prior comment 14, and reissue the comment. The description in footnote 2 of how you calculate the performance modifier and arrive to the long-term incentive cash payouts, given its technical nature, is difficult to follow. Please provide a chart where you explain, step by step, the formula for calculating the performance modifier and cash payouts. Also disclose the modifier that was used in calculating the long-term incentive payouts for 2006.

Grants of Plan-Based Awards, page 26

7.   We note your response to prior comment 13, and we reissue the comment. The telephone interpretation you reference was released prior to the adoption of the new executive compensation disclosure requirements and is no longer applicable.

8.   We note your response to prior comment 15 and reissue the comment. Please discuss why you selected to make payments or award benefits at the given levels upon the occurrence of the identified triggering events.

       Please contact me at (202) 551-3687 with any questions.

                                              Sincerely,

                                              Carmen Moncada-Terry
                                              Attorney Advisor